MINN SHARES INC.
1624 Harmon Place, Suite 210
Minneapolis, MN 55403

March 18, 2011

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Minn Shares Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 28, 2011
File No. 000-54218

Dear Ms. Long:

This letter is in response to the comments contained in the Staff’s March 14, 2011 letter (the “Comment Letter”) to Minn Shares Inc., concerning the Amendment No. 1 to its registration statement on Form 10 (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission on February 28, 2011. We have filed an amendment (the “Amendment No. 2”) to the Company’s Form 10 concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 2.

On behalf of the Company, the following are our responses to the Staff’s comments:

Form of Acquisition, page 3

1.
Refer to prior comment 5.  As requested previously, disclose the information provided to us: “The Company currently does not have a corporate policy in place with respect to related party transactions and at the present there is no intent to merge or acquire another company in which promoters, management or their affiliates or associates, directly or indirectly, have an ownership interest.

RESPONSE:

The Company has revised its disclosure in response to the Staff’s comments.

Involvement in Certain Legal Proceedings, page 9

2.
Refer to prior comment 9. As requested previously, disclose also that Mr. Lawrence P. Grady was ordered to cease and desist from violating these anti-fraud provisions of the Exchange Act in the second paragraph under this subheading.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

By:	/s/ Richard Gilbert
Richard Gilbert
President